FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2011

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☒
If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached to Registrant's Form 6-K for the month of May 2011 and incorporated by reference herein is the Registrant's immediate report dated May 17, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:           May 17, 2011

Press Releases

Formula Systems Announces Distribution of Cash Dividend

May 17, 2011

Or-Yehuda, Israel, May 17, 2011 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global provider of information technology products, solutions and services, announced today that, in accordance with the company’s dividend policy, its board of directors has declared a cash dividend to the holders of Formula ordinary shares, payable in US dollars on June 16, 2011 (the "Distribution Date") with respect to each outstanding Formula ordinary share held as of the close of business on May 31, 2011 (the "Record Date"), subject to withholding tax as described below.  The cash distribution will be in the amount of $0.71 per share (on a fully diluted basis), or $10 million in the aggregate.

On the Distribution Date, each holder of record of Formula shares as of the close of business on May 31, 2011 will receive a cash amount, net of Israeli withholding tax at a rate of 20%, unless such holder shall have presented to Formula, prior to the Distribution Date, sufficient evidence of its exemption from withholding tax in accordance with the requirements of Israeli law.

About Formula:

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:
Formula Systems (1985) Ltd.
ir@formula.co.il
+972-3-5389487